PW

BB





10031881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Orion Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8615 Commodity Circle Suite #3
(No. and Street)

Orlando (City) Florida (State) 32819 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Zurita (407) 363-0100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

PW

OATH OR AFFIRMATION

I, Michael Zurita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orion Trading, LLC, as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title


Notary Public State of Florida
Jennifer Warne
My Commission DD674704
Expires 07/20/2011

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Members
Orion Trading, LLC
Orlando, Florida

We have audited the accompanying statement of financial condition of Orion Trading, LLC, as of June 30, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of June 30, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

August 27, 2010

ORION TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash	$	17,659
Commissions receivable		7,615
Other assets		8,419
Deposit with clearing broker		50,000
	$	83,693

LIABILITIES AND MEMBERS' EQUITY

Accounts and commissions payable		33,694
Members' equity		49,999
	$	83,693

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2010

Revenues:	
Commissions	$ 733,347
Other income	58,887
	792,234
Expenses:	
Clearing fees	162,748
Commission expense	321,636
Rent	43,825
Professional fees	81,509
Licenses and registrations	9,965
Telephone and communications	9,792
Other operating expenses	150,878
	780,353
Net income	$ 11,881

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2010

Members' equity at beginning of year	$	38,118
Net income		11,881
Members' equity at end of year	$	49,999

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2010

Cash flows from operating activities:	
Net income	$ 11,881
Adjustments to reconcile net income	
to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Decrease in commissions receivable	80,673
Increase in other assets	(4,377)
Increase in deposit with clearing broker	(14,000)
Decrease in accounts and commissions payable	(151,301)
Total adjustments	(89,005)
Net cash used by operating activities	(77,124)
Net decrease in cash	(77,124)
Cash, beginning of year	94,783
Cash, end of year	$ 17,659

See notes to financial statements.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2010

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Orion Trading, LLC (the "Company") was organized in the State of California on November 9, 2000 by contributing all the shares of Orion Trading, Inc. for membership interests. The Company was purchased by its current owners in April 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulation Authority ("FINRA"). Being an LLC, the liability of the Company's members is limited to contributed capital.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Income taxes:

The Company, a limited liability company ("LLC"), is taxed as a partnership under the Internal Revenue Code and a similar state statue. In lieu of incomes taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800, a California LLC fee based on gross revenue.

Fair value of financial instruments:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED JUNE 30, 2010

1. Nature of operations and summary of significant accounting policies - continued:

   Advertising:
   Costs of advertising are expensed as incurred. Advertising expense for the year ended June 30, 2010 was $45.

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

   At June 30, 2010, the Company had excess net capital of $36,580 and a net capital ratio of .81 to 1.

3. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2010.

4. Credit risk:

   A deposit is maintained by the Company's clearing agent. Such amount, totaling $50,000, is not covered by federal depositor's insurance at June 30, 2010.

5. Leases:

   The Company entered into a lease for its office space under a thirty-eight month operating lease expiring in December 2011. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for sales tax and property taxes. There is an option to purchase the office space by January 2011. The monthly rental expense for this lease is approximately $2,700 for the year ended June 30, 2010.

   Rent expense for the year ended June 30, 2010, was $43,825. Future net minimum lease payments are as follows:

Year ending June 30,	
2011	$ 33,275
2012	16,964
	$ 50,239

7. Income taxes:

The Company is organized as a limited liability company under the Florida Limited Liability Company Act structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with the respective equity interest and reported on the individual federal and state income tax returns.

Effective July 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board [FASB] ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

As of June 30, 2010, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

8. Supplemental disclosures of cash flow information:

During the year ended June 30, 2010, cash was paid for:

Interest	$ -
Income taxes	$ -

9. Subsequent events:

The Company has evaluated subsequent events through August 27, 2010, which represents the date the financial statements were issued.

ORION TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2010

Net capital		
Total members' equity	$	49,999
Deductions:		
Non-allowable assets:		
Other assets		(8,419)
Net capital	$	41,580

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2010)		
Net capital, as reported in Company's Part II FOCUS report	$	40,339
Adjustments:		
Receivable not included on FOCUS report		2,500
Recording of accounts payable		(1,260)
Rounding		1
	$	41,580

See auditor's report.

ORION TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2010

Accounts and commissions payable and aggregate indebtedness	$ 33,694
Ratio of aggregate indebtedness to net capital	0.81 to 1

See auditor's report.

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Members
Orion Trading, LLC
Orlando, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Orion Trading, LLC (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

August 27, 2010



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Members
Orion Trading, LLC
Orlando, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by Orion Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Orion Trading, LLC's compliance with Rule 17a-5(e)(4). Orion Trading, LLC's management is responsible for Orion Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments with respective cash disbursements records entries noting no exceptions. There were no listed assessment payments noted on the General Assessment Reconciliation ("Form SIPC-7").

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010 with the amounts reported in the Form SIPC-7 for the year ended June 30, 2010. It should be noted that on Form X-17A-5, commissions paid to other broker-dealers consisted of commission expense incurred for Orion Trading, LLC's brokers, while the commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on Form SIPC-7 consisted of clearing fees incurred from Orion Trading, LLC's clearing firm and commission expense. We agreed the clearing fees to the respective clearing statements noting no exceptions.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.

5. We compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

August 27, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Orion Trading LLC.
8615 Commodity Circle, # 3
Orlando, FL 32819

FINRA CRD # 43932
SEC # 50484

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mike Zurita 407-363-0100

2. A.	General Assessment (item 2e from page 2)	$ 1399.00
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	( )
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1399.00
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1399.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1399.00	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Orion Trading LLC.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 26 day of August, 20 10.

President-CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7-1, 2009
and ending 6-30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 789,734.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 229,964.00

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (-27)

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 229,964.00

2d. SIPC Net Operating Revenues $ 559,770.00

2e. General Assessment @ .0025 $ 1,399.00

(to page 1, line 2.A.)

Financial Statements

Orion Trading, LLC

June 30, 2010